

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2016

Mailstop 4631

<u>Via E-mail</u>
Lawrence A. Hilsheimer
Executive Vice President
Greif, Inc.
425 Winter Road
Delaware, Ohio 43015

> **Re: Greif, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2015**
> **Filed December 21, 2015**
> **File No. 1-00566**

Dear Mr. Hilsheimer:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K For Fiscal Year Ended October 31, 2015</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20</u>

<u>Critical Accounting Policies, page 37</u>

<u>Variable Interest Entities, page 40</u>

<u>Flexible Packaging Joint Venture, page 40</u>

1.      We note that you consider all relevant facts and circumstances in assessing the determination of the primary beneficiary.

In regards to your Flexible Packaging joint venture, we note that this joint venture owns the operations in the Flexible Products & Services segment.  Please discuss the major factors that led to you determining that you were the primary beneficiary of this variable interest entity.  In this regard, we note that you and the other partner have equal economic interests in the joint venture, all investments, loans and capital contributions are to be shared equally amongst the partners, and each partner has committed to contribute capital of up to $150 million and obtain third party financing for up to $150 million as required.  In a similar manner, please disclose the major factors that led to your determination that you were or were not the primary beneficiary for other material variable interest entities pursuant to ASC 810.

Financial Statements

Note 1- Basis of Presentation and Summary of Significant Accounting Policies, page 49

Venezuela Currency, page 49

2.      Due to the continued significant devaluation of the Bolivar and the change in the exchange mechanisms announced in early 2015, you reconsidered which rate best reflects the economics of your business activities and concluded that you should utilize the SIMADI rate to remeasure the Venezuelan operations as of July 31, 2015.  As a result of the change to the SIMADI rate, you recorded other income of $4.9 million related to the remeasurement of your Venezuelan monetary assets and liabilities during the year, an adjustment of $9.3 million to increase cost of goods sold to reflect the non-monetary inventory assets at net realizable value, and an impairment charge of $15.0 million upon your determination that the carrying amount of long-lived assets were not recoverable in US dollar functional currency.  In total, these amounts related to your Venezuela operations appear to have resulted in a net expense amount of $19.4 million recorded during the year ended October 31, 2015 compared to your income before income taxes and equity earnings of unconsolidated affiliates of $114.8 million.  Please provide us with the following additional information to help us better understand the significance of your Venezuelan operations:

- Confirm to us, if true, that your subsidiary, Greif Venezuela C.A. is a 100% wholly owned and consolidated subsidiary of Greif, Inc.

- Provide us with a description of your business in Venezuela, including the types and amounts of materials imported, plant and equipment in the country, and the impact of regulations such as price controls on your business.  Please also address the nature of the activities conducted between these operations and your non-Venezuela operations.

- Provide us with summarized financial information related to your Venezuela operations.

In regards to balance sheet information, please tell us the amount of assets recorded related to these operations with separate identification of monetary and non-monetary assets, the amount of any intercompany receivables recorded related to these operations, and the amount of foreign translation recorded in accumulated other comprehensive loss as of the latest balance sheet date. Please also provide us with summary income statement and cash flow statement information for the latest fiscal year and interim period.

- Provide us with a description of the possible effects of Venezuela's currency exchange limitations or government restrictions on your operations, including how such limitations or restrictions may affect liquidity, cash flows, debt covenants, and the ability or inability to settle transactions at the SIMADI rate.

- Tell us what consideration was given to the need for disclosure of a potential risk of future material impairment charges.

Note 3 – Sale of Non-United States Accounts Receivable, page 58

3.     As part of the amendment made to your receivables purchase agreement in 2015, you are now allowed to loan excess cash back to the purchasing bank affiliate in exchange for a subordinated note receivable. Please tell us what consideration you gave to this new term in determining how to account for your purchase agreement pursuant to ASC 860.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Nudrat Salik, Staff Accountant, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction